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                                               Filed by: Pulaski Financial Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Commission File No. 000-24571
                                              Subject Company: CWE Bancorp, Inc.
                                                   Commission File No. 000-24571


PULASKI FINANCIAL CORP.
12300 OLIVE BOULEVARD SAINT LOUIS, MO 63141-6434
OFFICE PHONE: 314.878.2210  FAX: 314.878.0712


                   PULASKI FINANCIAL CORP. ANNOUNCES AGREEMENT
                          TO ACQUIRE CWE BANCORP, INC.

ST. LOUIS, OCTOBER 25, 2005--William A. Donius, Chairman and CEO of Pulaski Financial Corp. (NASDAQ: PULB) announced today that Pulaski Financial Corp. ("Pulaski Financial"), the holding company for Pulaski Bank, and CWE Bancorp, Inc. ("CWE"), the holding company for Central West End Bank, a Federal Savings Bank, have signed a definitive merger agreement under which Pulaski Financial will acquire CWE. Headquartered in St. Louis, CWE had assets of approximately $45 million at June 30, 2005 and operates two banking offices in St. Louis.

Under the terms of the agreement, stockholders of CWE will be entitled to elect to receive, in exchange for each share of CWE common stock held, either $8.25 cash or .4853 shares of Pulaski Financial common stock. This is subject to adjustment in connection with the disposition by CWE of certain fixed-rate loans and to certain allocation and pro rata mechanisms as part of the election process. To the extent that Pulaski Financial shares are received, the exchange is expected to qualify as a tax-free acquisition to CWE stockholders.

Pulaski Financial estimates that it will issue approximately 235,000 shares in the transaction. The estimated total value of the proposed transaction is $7.6 million.

The merger is expected to be completed in the first quarter of 2006, pending CWE stockholder approval, regulatory approval, and other customary conditions of closing.

This acquisition is strategically important for Pulaski," said William A. Donius, Pulaski Financial Chairman and CEO. "We are adding two bank locations in an important, growing part of St. Louis that is underserved. We have a number of customers in the "central west end" area of St. Louis. A strong physical presence will give us the platform to accelerate our growth in this part of the city. The additional locations will help us in our pursuit to become a true community bank to St. Louis."

"When the transition period is completed, we expect the merger to be accretive to Pulaski Financial's earnings," Donius noted.

Pulaski Financial Corp., operating in its 83rd year through its subsidiary, Pulaski Bank, serves customers throughout the St. Louis and Kansas City metropolitan areas. The bank offers a full line of quality retail-banking products through eight full-service branch offices. The company's website can be accessed at www.pulaskibankstl.com. Visit the shareholder information page for
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useful and comparative data.

STATEMENTS IN THIS NEWS RELEASE THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS, WHICH CONTAIN THE WORDS "EXPECTS", "INTENDS" AND WORDS OF SIMILAR IMPORT, ARE SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES DISCLOSED FROM TIME TO TIME IN DOCUMENTS THE COMPANY FILES WITH THE SECURITIES AND EXCHANGE COMMISSION, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS CURRENTLY ANTICIPATED. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CONTAINED OR IMPLIED BY SUCH STATEMENTS FOR A VARIETY OF FACTORS INCLUDING: DELAYS IN COMPLETING THE MERGER, THE REQUIRED GOVERNMENTAL APPROVALS OF THE MERGER MAY NOT BE OBTAINED ON THE PROPOSED TERMS


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AND SCHEDULE; CWE'S STOCKHOLDERS MAY NOT APPROVE THE MERGER; DIFFICULTIES IN
ACHIEVING COST SAVINGS FROM THE MERGER OR IN ACHIEVING SUCH COST SAVINGS WITHIN THE EXPECTED TIME FRAME, DIFFICULTIES IN INTEGRATING PULASKI FINANCIAL AND CWE, INCREASED COMPETITIVE PRESSURES, CHANGES IN THE INTEREST RATE ENVIRONMENT, CHANGES IN GENERAL ECONOMIC CONDITIONS, LEGISLATIVE AND REGULATORY CHANGES THAT ADVERSELY AFFECT THE BUSINESS IN WHICH PULASKI FINANCIAL AND CWE ARE ENGAGED, AND CHANGES IN THE SECURITIES MARKETS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS RELEASE ARE BASED ON INFORMATION AVAILABLE AT THE TIME OF THE RELEASE. NEITHER PULASKI FINANCIAL NOR CWE ASSUME ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT.



ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT
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Pulaski Financial will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4, which will include a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Pulaski Financial and CWE at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Pulaski
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Financial will be available free of charge from the Corporate Secretary of
Pulaski Financial at 12300 Olive Boulevard, St. Louis, MO 63141, telephone 314-878-2210.

STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING THE TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PULASKI FINANCIAL AND CWE, THE MERGER, THE PERSONS SOLICITING PROXIES IN THE MERGER AND THEIR INTERESTS IN THE MERGER AND RELATED MATTERS.

FOR ADDITIONAL INFORMATION CONTACT:

William A. Donius, President & CEO          Michael Arneth or Brien Gately
Pulaski Financial Corp.                     The Investor Relations Company
(314) 878-2210 Ext. 3610                    (847) 296-4200


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